

December 21, 2010

Francis V. Dane
Chief Financial Officer and Chief Legal Officer
Communication Intelligence Corporation
275 Shoreline Drive, Suite 500
Redwood Shores, CA 94065

   Re: Communication Intelligence Corporation
     Schedule 14A
     Filed December 9, 2010
     File No. 000-19301

Dear Mr. Dane:

  We have completed our review of your filing and do not have any further comments at this time.

       Sincerely,

       Maryse Mills-Apenteng
       Special Counsel